December 14, 1999
Jericho, New York

FOR IMMEDIATE RELEASE

      Bighorn Associates LLC has extended the expiration date of its offer to purchase up to 148,000 of the outstanding units of limited partnership interest in Resources Accrued Mortgage Investors L.P.-Series 86 for a purchase price of $22 per limited partnership interest until 12:00 Midnight, New York City time, on December 31, 1999. Approximately 22,514 Units had been deposited pursuant to the offer as of the close of business on December 13, 1999.

      For additional information, contact River Oaks Partnership Services, Inc., the Information Agent for the offer, at (877) 842-2412.